

December 3, 2024

Thomas E. Wirth
Chief Financial Officer
Brandywine Operating Partnership, L.P.
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

> **Re: Brandywine Operating Partnership, L.P.**
> **Form 8-K Filed May 07, 2024**
> **File No. 000-24407**

Dear Thomas E. Wirth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance